Mail Stop 6010   December 19, 2007

Stanley Wong
Chief Executive Officer
China Biologic Products, Inc.
No. 14 East Hushan Road
Taian City, Shandong
People's Republic of China 271000

> **Re: China Biologic Products, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 3, 2007**
> **File No. 333-145877**

Dear Mr. Wong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 4

1. We note your response to comment 3. However, you have not explained the significance of being the only plasma-based biopharmaceutical manufacturer in Shandong Province approved by the state given the fact that there are potential substitute and similar products being manufactured and sold. Please provide further explanation. For example, are there additional restrictions or limitations on these other products?

2. We note your response to our prior comment 4 and reissue that comment in part. Please explain what the percentages mean in the list of products provided in this section.

3. Please explain the meaning of "TAT."

4. We note your response to our prior comments 6 and 50 and reissue those comments in part. Please clarify which of your products are commercially available in the summary section. In addition, in the table on page 50, please revise your description of the status so that the reader can understand where the product is in relation to your description of the regulatory approval process on page 54. Further, please revise your disclosure throughout the prospectus to be clear about which products are in development, what stage of development and which products are commercially available for sale. Currently your disclosure contains inconsistencies and is not complete. For example, in the table on page 58 you state that human albumin is awaiting SFDA approval, but in other parts of the prospectus you indicate that it is your top selling product.

5. We note your response to our prior comment 7 and reissue that comment. Please revise your disclosure to state the basis for your belief, as stated on page 5, that you "are currently one of the fastest growing producers of albumin and immunoglobulin biopharmaceutical products in China." The Hua Yuan Medicine Net survey you mention refers to your profit ranking, not your growth and therefore does not support your statement. We also note that no revisions were made in response to our prior comment 7. Please explain.

Risk Factors, page 11

General

6. In some of the risk factors, in particular the risk factors titled, "If we are unable to adequately monitor our plasma stations in Shandong Province and Guangxi Province . . . ." and "Our operations, sales, profit and cash flow will be adversely affected if our albumin products fail inspection . . . ." you discuss the criteria for your blood supply in technical terms. For example, you refer to "negative reaction of serum to PCR" and "plasma protein $\geq$55g/l." While you have provided some explanation of these terms, these terms are still overly technical

and need to be explained in plain English. Please review your disclosure and revise accordingly.

<u>If we are unable to adequately monitor our plasma stations in Shandong Province and Guangxi Province . . . ., page 11</u>

7. We note your response to our prior comment 10 and reissue that comment in part. Please discuss the other material risks you previously disclosed that you may face from your acquisition of new plasma stations, for example, risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from your existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of the integration of these new businesses. Consider discussing each risk in a separate risk factor. Alternatively, provide us a supplemental explanation as to why you believe these factors are no longer material risks.

<u>We rely on contracts with the Shandong Province . . . , page 12</u>

8. We note that you did not revise this risk factor heading in response to our prior comment 14. Therefore, we reissue that comment. Please revise the risk factor heading to clarify that the agreement will terminate upon the privatization which is expected to occur before the end of 2008.

<u>Our inability to successfully implement our business plans …, page 13</u>

9. We note your response to our prior comment 17 and reissue that comment in part. Please revise the discussion to provide a more detailed description of the factors identified and the adverse effects they could have on your profitability and prospects. For example, you should discuss what additional factors could affect your ability to implement your business plan, such as the availability of funds, and expand your discussion of the factors mentioned, such as competition and government policies, to provide a more robust and complete discussion.

<u>There is a dispute between the former shareholders of Shandong Taibang . . . , page 16</u>

10. It appears that as a result of the dispute with Missile Engineering, another 41% of the equity in Shandong Taibang is under dispute, which would mean that a total of 66% of the equity of the operating subsidiary is in dispute. If this is the case, then please revise the risk factor heading to state that the disputes call into question 66% of the equity ownership of the operating subsidiary. If this is not the case, then please revise your disclosure to explain.

<u>Our 2007 actual financial performance could vary from the performance thresholds…,</u>
<u>page 17</u>

11. We note your revised disclosure that you must reach a threshold of at least $4,819,500 of after-tax net income or $5,823,465 of after-tax net income before minority interest for the fiscal year ending December 31, 2006 in order retain the shares held in escrow and that you met these performance thresholds for the fiscal year ending December 31, 2006. Your financial statements, however, are inconsistent with this statement. According to your financial statements included in this registration statement, your after-tax net income for the fiscal year ended December 31, 2006 was $3,816,837 and after-tax net income before minority interest was $ 5,121,078. Please explain.

<u>Management's Discussion and Analysis or Plan of Operation</u>

<u>Liquidity and Capital Resources, page 34</u>

12. Please revise your disclosure to briefly discuss the additional property, plant and equipment you purchased in the nine months ended September 30, 2007.

13. On page 52 under Obligations under Material Contracts, you state that you entered into an agreement on February 9, 2008. Please revise to provide the correct contract date.

<u>Our Business, page 44</u>

<u>The Plasma Product Industry in China, page 46</u>

14. We note your response to our prior comment 48 but are unable to locate your revised disclosure in response to this comment. Therefore, we reissue this comment. The first paragraph states that the State is no longer approving the establishment of new collection stations. However, on page 46 you state the regulatory requirements for the establishment of a plasmapheresis station. The discussions appear contradictory. Please explain.

<u>Major Suppliers, page 52</u>

15. We note your response to our prior comment 52 and reissue that comment in part. Please disclose the duration and termination provisions of your supply agreement with Shen County Plasma Collection Station.

<u>Regulation, page 62</u>

16. We note your revised disclosure in this section in response to our prior comment 50 and reissue that comment in part. Please provide additional details regarding stages 6, 7, 8 and 9 so that readers have a full understanding of the regulatory process. For example, please discuss any relevant waiting periods, expected time periods and the steps involved in each stage.

<u>Management, page 54</u>

17. We note your response to our prior comment 53 and reissue that comment in part. Please state Siu Ling Chan's business experience during the past five years. For example, briefly describe her role at the Fujian Academy and describe her experience between 2005 and 2007, the time between the Fujian Academy and her directorship with you.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

c: Louis A. Bevilacqua, Esq.
        Thomas M. Shoesmith, Esq.
        Joseph R. Tiano, Jr., Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        701 8th Street, N.W., Washington, D.C. 20001